VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrooke Terrace, IL 60181

January 23, 2006

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Hugh Fuller

Re:	VASCO Data Security International, Inc.: Request to Withdraw Registration Statement on Form S-1 (File No. 333-131091)

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, VASCO Data Security International, Inc. (CIK 0001044777), hereby requests the withdrawal of the above-referenced registration statement which was accepted for filing on January 18, 2006. We believe that the withdrawal of the registration statement is in the public interest and consistent with the protection of investors.

In this regard, the filing was mistakenly coded in EDGAR as a Form S-1 instead of a Form S-1/A to Form S-3 (File No. 333-124458), as part of an eligible forms change. No securities were sold under the subject Form S-1 (File No. 333-131091). The filing fee that was submitted along with the miscoded Form S-1 should be applied to the re-transmitted pre-effective amendment (File No. 333-124458).

Please do not hesitate to call our counsel Robert B. Murphy, Esq., at 202-220-1454 with any questions. Thank you very much.

Sincerely,

VASCO Data Security International, Inc.
By: /s/ CLIFFORD K. BOWN
Name: Clifford K. Bown
Title:	Executive Vice President and Chief Financial Officer